SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Sternlicht, Dr. Beno (Last) (First) (Middle) 123 Partridge Run (Street) Schenectady, NY 12309 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Mechanical Technology Incorporated MKTY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) June 2000 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	06/02/2000	G (1) | V	200,000.00 | D |		D
Common Stock	06/16/2000	G (1) | V	150,000.00 | D |	568,048.00 (2)	D
Common Stock	04/12/2000	J (3) | V	133,980.00 | A |	200,970.00	I	By Immediate Family (4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Sternlicht, Dr. Beno - June 2000
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 07-07-2000 ** Signature of Reporting Person Date Dr. Beno Sternlicht Page 2 SEC 1474 (3-99)

Sternlicht, Dr. Beno - June 2000
Form 4 (continued)
FOOTNOTE Descriptions for Mechanical Technology Incorporated MKTY

Form 4 - June 2000

Dr. Beno Sternlicht
123 Partridge Run

Schenectady, NY 12309
Explanation of responses:

 (1)   The shares were contributed to a charitable remainder unitrust, of which Mr. Sternlicht and his wife are benficiaires. Mr. Sternlicht is not a trustee of the charitable remainder unitrust and disclaims beneficial ownership of the trust securities.
(2)   The Company declared a 3 for 1 stock split on March 8, 2000 payable to all holders of record of common stock on April 3, 2000. This stock split resulted in the reporting persons acquisition of 612,032 additional shares of common stock, for a total ownership of 918,048 shares as of April 12, 2000. After the gift of 350,000 shares to his charitable remainder unitrust, Dr. Sternlicht owns 568,048 shares directly.
(3)   The Company declared a 3 for 1 stock split on March 8, 2000 payable to all holders of record of common stock on April 3, 2000. This stock split resulted in the reporting persons acquisition of 133,980 additional shares of common stock.
(4)   Dr. Sternlicht disclaims beneficial ownership of these shares which are held by his wife individually and as custodian for their children.

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